

LION LAND BERHAD (415-D)

A Member of The Lion Group

7 February 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549



03007060

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
    Issuer : Lion Land Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a)   General Announcement dated 5 February 2003, Re : Lion Corporation Berhad ("LCB"), Lion Land Berhad ("LLB") and Amsteel Corporation Berhad ("ACB") - Proposed Corporate and Debt Restructuring Exercises; and

b)   General Announcement dated 6 February 2003, Re : Amsteel Corporation Berhad ("ACB"), Angkasa Marketing Berhad ("AMB"), Lion Corporation Berhad ("LCB") and Lion Land Berhad ("LLB") - Proposed Corporate and Debt Restructuring Exercises.

Please contact the undersigned if you have any query.

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

c.c.   Ms Andres Estay   -   The Bank of New York
                                    ADR Department
                                    101 Barclay St., 22nd Floor
                                    New York
                                    NY 10286

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

SUPPL



Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	**-**
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Kenneth Chow**
* Designation	:	**General Manager, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD ("LCB")
LION LAND BERHAD ("LLB")
AMSTEEL CORPORATION BERHAD ("ACB")
PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES

* **Contents :-**

LCB and LLB submitted a joint application to the Securities Commission ("SC") to seek waivers of the following general offer obligations that may be triggered pursuant to the proposed corporate and debt restructuring exercises for the LCB, LLB, ACB and Angkasa Marketing Berhad group of companies (collectively referred to as the "Lion Group") ("Proposed GWRS");

(i) proposed waivers to the parties acting in concert with each other (which includes, *inter-alia*, Tan Sri William Cheng Heng Jem and LCB) to the control of LLB and ACB respectively, under Practice note 2.9.7 of the Malaysian Code on Take-overs and Mergers 1998 ("Code"), from the obligations to undertake mandatory general offers for all remaining LLB Shares and ACB Shares not already owned by them upon completion of the Proposed GWRS;

(ii) proposed waivers to the parties acting in concert with each other (which includes, *inter-alia*, Tan Sri William Cheng Heng Jem) to the control of LCB, under Practice Note 2.9.7 of the Code, from the obligation to undertake a mandatory general offer for all remaining LCB Shares not already owned by them upon completion of the Proposed GWRS; and

(iii) proposed waivers to the parties acting in concert with each other (which includes, *inter-alia*, Tan Sri William Cheng Heng Jem and LLB) to the control of Chocolate Products (Malaysia) Berhad ("CPB") and Posim Berhad ("Posim") respectively, under Practice Note 2.9.7 of the Code, from the obligations to undertake mandatory general offers for all remaining CPB Shares and Posim Shares not already owned by them upon completion of the Proposed GWRS

(collectively, "Proposed Waivers").

In the Circular to shareholders issued by LCB, LLB and ACB dated 9 January 2003, it was stated that the Proposed GWRS would only proceed to completion if, *inter-alia*, the Proposed Waivers are granted.



The SC has, *vide* its letter dated 31 January 2003, determined that the Proposed GWRS would not give rise to any mandatory general offer obligations for the remaining LLB Shares, ACB Shares, LCB Shares, CPB Shares and Posim Shares on the part of Tan Sri William Cheng Heng Jem and the parties acting in concert with him, as the Proposed GWRS would not result in a change in control in the aforementioned companies and the Proposed GWRS is intended to restore the financial position of these companies.

This announcement is dated 5 February 2003.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>





Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type   : ● **Announcement** ○ **Reply to query**

* Subject :

Amsteel Corporation Berhad ("ACB")
Angkasa Marketing Berhad ("AMB")
Lion Corporation Berhad ("LCB")
Lion Land Berhad ("LLB")
- Proposed Corporate And Debt Restructuring Exercises

* **Contents :-**

On 30 January 2003, the Board of Directors of ACB, AMB, LCB and LLB (collectively "the Lion Group") had collectively announced, inter alia, that the High Court of Malaya has granted an order pursuant to Section 176(3) of the Companies Act, 1965 sanctioning the proposed schemes of arrangement of the Lion Group and of Amsteel Mills Sdn Bhd (a 99.9% owned subsidiary of LLB) with their respective scheme creditors and also the proposed scheme of arrangement between Silverstone Berhad ("Silverstone") (a 52.27% owned subsidiary of ACB) and its shareholders to reorganise the share capital of Silverstone to facilitate the proposed acquisition by AMB of 100% equity interest in Silverstone ("Court Order").

The Company announces that the Court Order has been lodged with the Companies Commission of Malaysia on 6 February 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

Secretary

6 FEB 2003

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